Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

POLL RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON JUNE 10, 2022

Reference is made to the Notice of Annual General Meeting (the “AGM”), the Notice of the Class A Meeting (the “Class A Meeting”) and the Notice of the Class B Meeting (the “Class B Meeting”, together with the Class A Meeting, the “Class Meetings”) dated May 19, 2022 (collectively, the “Notices”) and the circular to holders of the Company’s Shares (the “Shareholders”) dated May 19, 2022 (the “Circular”) of Zhihu Inc. (the “Company”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as defined in the Circular and the Notices.

POLL RESULTS OF THE AGM AND THE CLASS MEETINGS

1.	Poll results of the AGM

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held shortly after the Class B Meeting is concluded on June 10, 2022 at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China. All resolutions at the AGM have been duly passed. As at the date of the AGM, the total number of issued Shares was 317,624,714 Shares, comprising 298,397,122 Class A Ordinary Shares (excluding the 8,443,581 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Company (“Bulk Issuance Shares”) and 19,227,592 Class B Ordinary Shares, which was the total number of shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions at the AGM. There was no Shareholder or its associate (as defined in the Listing Rules) who is deemed to have a material interest in any of the resolutions to be proposed at the AGM, and therefore, there was no Shareholder who was required to abstain from voting on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution at the meeting pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions numbered 1 to 8 at the AGM was 317,624,714 Shares, comprising 298,397,122 Class A Ordinary Shares (excluding the 8,443,581 Bulk Issuance Shares as of the AGM date) and 19,227,592 Class B Ordinary Shares.

According to the Articles of Association, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

SPECIAL RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
1.	THAT subject to the passing of the Class- based Resolution at each of the Class A Meeting and the Class B Meeting convened on the same date and at the same place as the AGM, the Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles, by incorporating the Class-based Resolution and by incorporating the Non-class-based Resolution.	Class A Ordinary Shares	183,163,817 (99.959985%)	73,322 (0.040015%)	183,237,139	183,237,139
		Class B Ordinary Shares	192,275,920 (100.000000%)	0 (0.000000%)	19,227,592	192,275,920
		TOTAL NUMBER (CLASS A & CLASS B)	375,439,737 (99.980474%)	73,322 (0.019526%)	202,464,731	375,513,059
	The resolution has been duly passed as a special resolution with over two-thirds of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2.	THAT if the Class-based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles by incorporating the Non-class-based Resolution.	Not applicable as the Class-based Resolution is passed at both the Class A Meeting and the Class B Meeting

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
3.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2021 and the reports of the directors of the Company and auditor thereon.	Class A Ordinary Shares	183,234,973 (99.994770%)	9,583 (0.005230%)	183,244,556	183,244,556
		Class B Ordinary Shares	192,275,920 (100.000000%)	0 (0.000000%)	19,227,592	192,275,920
		TOTAL NUMBER (CLASS A & CLASS B)	375,510,893 (99.997448%)	9,583 (0.002552%)	202,472,148	375,520,476
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4(a)(i)	To re-elect Mr. Dahai Li as an executive director.	Class A Ordinary Shares	179,714,763 (98.100529%)	3,479,727 (1.899471%)	183,194,490	183,194,490
		Class B Ordinary Shares	192,275,920 (100.000000%)	0 (0.000000%)	19,227,592	192,275,920
		TOTAL NUMBER (CLASS A & CLASS B)	371,990,683 (99.073235%)	3,479,727 (0.926765%)	202,422,082	375,470,410
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4(a)(ii)	To re-elect Mr. Dingjia Chen as a non- executive director.	Class A Ordinary Shares	183,154,549 (99.980926%)	34,942 (0.019074%)	183,189,491	183,189,491
		Class B Ordinary Shares	192,275,920 (100.000000%)	0 (0.000000%)	19,227,592	192,275,920
		TOTAL NUMBER (CLASS A & CLASS B)	375,430,469 (99.990694%)	34,942 (0.009306%)	202,417,083	375,465,411
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
4(a)(iii)	To re-elect Mr. Derek Chen as an independent non-executive director.	Class A Ordinary Shares	183,153,364 (99.977545%)	41,136 (0.022455%)	183,194,500	183,194,500
		Class B Ordinary Shares	19,227,592 (100.000000%)	0 (0.000000%)	19,227,592	19,227,592
		TOTAL NUMBER (CLASS A & CLASS B)	202,380,956 (99.979678%)	41,136 (0.020322%)	202,422,092	202,422,092
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4(b).	To authorize the board of directors of the Company to fix the remuneration of directors.	Class A Ordinary Shares	183,117,845 (99.960682%)	72,026 (0.039318%)	183,189,871	183,189,871
		Class B Ordinary Shares	192,275,920 (100.000000%)	0 (0.000000%)	19,227,592	192,275,920
		TOTAL NUMBER (CLASS A & CLASS B)	375,393,765 (99.980817%)	72,026 (0.019183%)	202,417,463	375,465,791
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To grant a general mandate to the directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as of the date of passing of this resolution.	Class A Ordinary Shares	174,393,031 (95.165738%)	8,858,877 (4.834262%)	183,251,908	183,251,908
		Class B Ordinary Shares	192,275,920 (100.000000%)	0 (0.000000%)	19,227,592	192,275,920
		TOTAL NUMBER (CLASS A & CLASS B)	366,668,951 (97.640953%)	8,858,877 (2.359047%)	202,479,500	375,527,828
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
6.	To grant a general mandate to the directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares of the Company as of the date of passing of this resolution.	Class A Ordinary Shares	183,217,542 (99.981311%)	34,248 (0.018689%)	183,251,790	183,251,790
		Class B Ordinary Shares	192,275,920 (100.000000%)	0 (0.000000%)	19,227,592	192,275,920
		TOTAL NUMBER (CLASS A & CLASS B)	375,493,462 (99.990880%)	34,248 (0.009120%)	202,479,382	375,527,710
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
7.	To extend the general mandate granted to the directors to issue, allot, and deal with additional shares in the capital of the Company by the aggregate number of the shares and/or shares underlying the ADSs repurchased by the Company.	Class A Ordinary Shares	174,511,707 (95.230603%)	8,740,002 (4.769397%)	183,251,709	183,251,790
		Class B Ordinary Shares	192,275,920 (100.000000%)	0 (0.000000%)	19,227,592	192,275,920
		TOTAL NUMBER (CLASS A & CLASS B)	366,787,627 (97.672607%)	8,740,002 (2.327393%)	202,479,301	375,527,629
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
8.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2022.	Class A Ordinary Shares	183,240,406 (99.996719%)	6,012 (0.003281%)	183,246,418	183,246,418
		Class B Ordinary Shares	19,227,592 (100.000000%)	0 (0.000000%)	19,227,592	19,227,592
		TOTAL NUMBER (CLASS A & CLASS B)	202,467,998 (99.997031%)	6,012 (0.002969%)	202,474,010	202,474,010
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

2.	Poll results of the Class A Meeting

The Board is pleased to announce that the Class A Meeting was held at 10:00 a.m., Beijing time, on June 10, 2022 at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China. The resolution at the Class A Meeting has been duly passed.

As at the date of the Class A Meeting, the Company had a total of 298,397,122 Class A Ordinary Shares in issue (excluding the 8,443,581 Bulk Issuance Shares as of the AGM date), 298,397,122 of which was the total number of shares entitled to vote on the resolution at the Class A Meeting. There was no Shareholder or its associate (as defined in the Listing Rules) who is deemed to have a material interest in the resolution to be proposed at the Class A Meeting, and therefore, there was no Shareholder who was required to abstain from voting on the resolution proposed at the Class A Meeting, nor any Shareholder who was entitled to attend the Class A Meeting but was required to abstain from voting in favour of the resolution at the meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class A Meeting.

Shareholders and Shareholders’ proxies attending the Class A Meeting held a total of 183,168,408 Class A Ordinary Shares, representing approximately 61.38% of the total number of Class A Ordinary Shares in the Company carrying voting rights.

Details of Shareholders attending the Class A Meeting are set out as below:

ORDINARY RESOLUTION		FOR		AGAINST
		NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)
1.	THAT subject to the passing of the Class- based Resolution at the Class B Meeting and the passing of a special resolution at the AGM, the Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles by incorporating the Class- based Resolution.	183,095,103	99.959979%	73,305	0.040021%
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the Class A Meeting cast in favour thereof.

3.	Poll results of the Class B Meeting

The Board is pleased to announce that the Class B Meeting was held shortly after the Class A Meeting is concluded on June 10, 2022 at Room Xinzhi, Gate 10, BLK-B, 768 Creative Industry Park, 5A Xueyuan Road, Haidian District, Beijing, China. The resolution at the Class B Meeting has been duly passed.

As at the date of the Class B Meeting, the Company had a total of 19,227,592 Class B Ordinary Shares in issue, which was the total number of shares entitled to vote on the resolution at the Class B Meeting. There was no Shareholder or its associate (as defined in the Listing Rules) who is deemed to have a material interest in the resolution to be proposed at the Class B Meeting, and therefore, there was no Shareholder who was required to abstain from voting on the resolution proposed at the Class B Meeting, nor any Shareholder who was entitled to attend the Class B Meeting but was required to abstain from voting in favour of the resolution at the meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class B Meeting.

Shareholders and Shareholders’ proxies attending the Class B Meeting held a total of 19,227,592 Class B shares, representing 100.000000% of the total number of Class B Ordinary Shares in the Company carrying voting rights.

Details of Shareholders attending the Class B Meeting are set out as below:

ORDINARY RESOLUTION		FOR		AGAINST
		NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)
1.	THAT subject to the passing of the Class- based Resolution at the Class A Meeting and the passing of a special resolution at the AGM, the Existing Articles be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles by incorporating the Class- based Resolution.	19,227,592	100.000000%	0	0.000000%
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the Class B Meeting cast in favour thereof.

The Company’s share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM and the Class Meetings.

Mr. Dahai Li and Mr. Wei Sun have attended the AGM and the Class Meetings in person and Mr. Yuan Zhou, Mr. Zhaohui Li, Mr. Dingjia Chen, Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen have attended the AGM and the Class Meetings through the telecommunication facilities.

By Order of the Board Zhihu Inc. Yuan Zhou Chairman

Hong Kong, June 10, 2022

As of the date of this announcement, the Board comprises Mr. Yuan Zhou, Mr. Dahai Li and Mr. Wei Sun as executive Directors, Mr. Zhaohui Li and Mr. Dingjia Chen as non-executive Directors and Mr. Hanhui Sam Sun, Ms. Hope Ni and Mr. Derek Chen as independent non-executive Directors.